UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

West Bay BDC LLC

(Name of Issuer)

Units of Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number)

Qatar Investment Authority
Ooredoo Tower (Building 14)
Al Dafna Street (Street 801)
Al Dafna (Zone 61)
PO Box: 23224
Doha, State of Qatar
(+974) 4499-5919

With a copy to:
William G. Farrar
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Qatar Investment Authority

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
900,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
900,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
900,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
97.03%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 927,500 Units issued and outstanding as of approximately October 30, 2024, based on information filed by the Issuer with the Securities and Exchange Commission on October 21, 2024, which does not give effect to the issuance of Units pursuant to Drawdown Notices dated November 20, 2024.

Amendment No. 1 to Schedule 13D

This is Amendment No. 1 (the “Amendment No. 1”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) by Qatar Investment Authority (“QIA”), the sovereign wealth fund of the State of Qatar, on October 16, 2024 (the “Schedule 13D”). This Amendment No. 1 amends and supplements or supersedes, as the case may be, the Schedule 13D as specifically set forth herein.

Information reported and defined terms used in the Schedule 13D remain in effect except to the extent that they are amended, supplemented or superseded by information or defined terms contained in this Amendment No. 1.

Item 3. Source and Amount of Funds or Other Consideration.

The information in Items 4, 5 and 6 of this Amendment No. 1 is incorporated into this Item 3 by reference.

The response set forth in Item 3 of the Schedule 13D is amended and supplemented as follows:

On November 20, 2024, the Issuer delivered a Drawdown Notice, dated November 20, 2024, to the Investor to purchase Units on December 4, 2024 in an aggregate amount equal to $45,000,000 (the “Second Purchase Amount”) at the then-applicable price per unit, which has not been determined as of the date hereof.  The source of funds to be used to purchase such Units is expected to be cash reserves of the State of Qatar.

The Issuer has informed the Investor that the aggregate amount of Drawdown Notices dated November 20, 2024 is $46,350,000.  The Second Purchase Amount represents approximately 93% of the aggregate amount of such Drawdown Notices.  As of the date hereof, $63,000,000 of the Investor’s Commitment has been drawn down by the Issuer.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is amended, supplemented and superseded, as the case may be, as follows:

The information in Items 3, 5 and 6 of this Amendment No. 1 is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information provided in this Item 5 is as of November 20, 2024 and does not give effect to the issuance of Units pursuant to the Drawdown Notices dated November 20, 2024.

(a)
The Reporting Person has sole voting and dispositive power over 900,000 Units, representing 97.03% of the outstanding Units.  The beneficial ownership percentage assumes that there are 927,500 Units outstanding, does not give effect to the issuance of Units pursuant to the Drawdown Notices dated November 20, 2024 and is based on information provided by the Issuer.

(b)	Number of Units to which the Reporting Person has:

(i)	Sole power to vote or direct the vote: 900,000

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 900,000

(iv)	Shared power to dispose or direct the disposition: 0

(c)
The information in Item 3 is incorporated herein by reference.  Except as disclosed in Item 3 of the Schedule 13D, the Reporting Person has not effected any transactions in Units during the past sixty days.  The Reporting Person, through the Investor, expects to acquire Units on December 4, 2024 in the amount of the Second Purchase Amount at the then applicable price per Unit, at which time the Reporting Person will file Form 4 to report the acquisition of such Units.

(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Items 3, 4 and 5 of this Amendment No. 1 is incorporated into this Item 6 by reference.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2024

Qatar Investment Authority

By:	/s/ Andrew Watkins
Name: Andrew Watkins
Title: Head of Compliance